

November 4, 2013

Via E-Mail
Defu Dong
Chief Executive Officer
China Techfaith Wireless Communication Technology Ltd.
Building C, No.5A, Rong Chang East Street
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People's Republic of China

Re: China Techfaith Wireless Communication Technology Ltd.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 29, 2013
File No. 000-51242

Dear Mr. Dong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Z. Julie Gao, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP